Exhibit 99.1

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

IN U.S. DOLLARS

- - - - - - - - - - - - -

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,311	$13,347
User funds	3,546	2,884
Trade receivables, net	4,671	3,773
Short-term bank deposit	8,058	14,546
Other receivables and prepaid expenses	1,292	1,559
	30,878	36,109
NON-CURRENT ASSETS:
Property and equipment, net	271	284
Right-of-use assets, net	2,067	2,315
Intangible assets, net	5,478	6,792
Goodwill	14,745	14,809
Deferred taxes	520	560
Other long-term assets	1,815	1,827
	24,896	26,587
Total assets	$55,774	$62,696
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturity of lease liabilities	$594	$627
Trade payables	4,664	5,103
User accounts	3,546	2,884
Warrants liability	702	2,223
Accrued expenses and other short-term liabilities (Note 4)	6,902	5,917
	16,408	16,754
LONG TERM LIABILITIES:
Lease liabilities	1,572	1,745
Employee benefit liabilities, net	1,194	1,275
	2,766	3,020
EQUITY: (Note 5)
Share capital	1	1
Share premium	268,503	266,583
Foreign currency translation reserve	135	288
Reserve from remeasurement of defined benefit plans	236	236
Accumulated deficit	(232,275)	(224,186)
Total equity	36,600	42,922
Total liabilities and equity	$55,774	$62,696

The accompanying notes are an integral part of these interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	For the period of
	six months ended
	June 30,
	2026	2025
	(unaudited)	(unaudited)
Revenue	$14,847	$14,383
Cost of revenue	4,883	4,751
Gross profit	9,964	9,632
Operating expenses:
Research and development	5,685	5,914
Selling and marketing	6,503	7,536
General and administrative	6,061	5,377
Reorganization (Note 9)	1,488	—
Total operating expenses	19,737	18,827
Operating loss	(9,773)	(9,195)
Change in fair value of warrants	1,521	(508)
Finance income	469	1,153
Finance expenses	(135)	(134)
Finance income, net	334	1,019
Loss before income taxes	(7,918)	(8,684)
Income taxes, net	171	93
Loss	$(8,089)	$(8,777)
Other comprehensive income (loss) (net of tax effect):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements of foreign operations	(153)	623
Total comprehensive loss	$(8,242)	$(8,154)
Basic and diluted loss per ordinary share (Note 10)	$(0.16)	$(0.18)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	51,681,609	50,084,401

The accompanying notes are an integral part of these interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

			Reserve from	Foreign
			re-measurement	currency
	Share	Share	of defined	translation	Accumulated
	capital	premium	benefit plan	reserve	deficit	Total
Balance as of December 31, 2025	$1	$266,583	$236	$288	$(224,186)	$42,922
Loss	—	—	—	—	(8,089)	(8,089)
Total other comprehensive loss	—	—	—	(153)	—	(153)
Total comprehensive loss	—	—	—	(153)	(8,089)	(8,242)
Exercise of options	*)	187	—	—	—	187
Share-based compensation	—	1,733	—	—	—	1,733
Balance as of June 30, 2026 (unaudited)	$1	$268,503	$236	$135	$(232,275)	$36,600

			Reserve from	Foreign
			re-measurement	currency
	Share	Share	of defined	translation	Accumulated
	capital	premium	benefit plan	reserve	deficit	Total
Balance as of December 31, 2024	$ *)	$261,769	$96	$(307)	$(206,670)	$54,888
Loss	—	—	—	—	(8,777)	(8,777)
Total other comprehensive income	—	—	—	623	—	623
Total comprehensive income (loss)	—	—	—	623	(8,777)	(8,154)
Exercise of options	*)	522	—	—	—	523
Share-based compensation	—	1,508	—	—	—	1,508
Balance as of June 30, 2025 (unaudited)	$1	$263,799	$96	$316	$(215,447)	$48,765

*)Represents an amount less than $1.

The accompanying notes are an integral part of these interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the period of
	six months ended
	June 30,
	2026	2025
	(unaudited)	(unaudited)
Cash flows from operating activities:
Loss	$(8,089)	$(8,777)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	1,685	1,744
Change in fair value of warrants	(1,521)	508
Share-based compensation	1,733	1,508
Finance income, net	(334)	(1,019)
Taxes on income	171	93
	1,734	2,834
Changes in asset and liability items:
Decrease (increase) in user funds	(688)	1,261
Increase (decrease) in user accounts	688	(1,261)
Decrease (increase) in other receivables and prepaid expenses	228	(495)
Increase in trade receivables	(985)	(778)
Increase in other long-term assets	(40)	(73)
Increase (decrease) in trade payables	(379)	2,862
Increase (decrease) in accrued employee benefit liabilities, net	(112)	68
Increase in accrued expenses and other payables	887	152
	(401)	1,736
Cash received (paid) during the period for:
Interest received, net	793	1,644
Taxes received (paid), net	(22)	31
	771	1,675
Net cash used in operating activities	(5,985)	(2,532)
Cash flows from investing activities:
Purchase of property and equipment	(39)	(74)
Proceeds from sale of property and equipment	—	25
Investment in long-term deposits	(12)	(123)
Withdrawal of a deposit	42	116
Investment in short-term bank deposit	(8,000)	—
Withdrawal of short-term bank deposit	14,000	12,000
Net cash provided by investing activities	$5,991	$11,944

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	For the period of
	six months ended
	June 30,
	2026	2025
	(unaudited)	(unaudited)
Cash flows from financing activities:
Repayment of lease liabilities	$(413)	$(300)
Exercise of options	187	489
Net cash provided by (used in) financing activities	(226)	189
Exchange differences on balances of cash and cash equivalents	192	236
Gains (losses) from translation of cash and cash equivalents of foreign activity	(8)	26
Increase (decrease) in cash and cash equivalents	(36)	9,863
Cash and cash equivalents at the beginning of the period	13,347	10,118
Cash and cash equivalents at the end of the period	$13,311	$19,981
(a) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$159	$1,172
Receivables on account of exercise of options	$—	$34

The accompanying notes are an integral part of these interim consolidated financial statements.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.	Freightos Limited (the “Company” or “Freightos Cayman”, and together with its subsidiaries — “Freightos” or the “Group”) was incorporated on April 12, 2022 under the laws of the Cayman Islands. The Company is an exempted company limited by shares.

The Company is a publicly traded company whose ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “CRGO” and “CRGOW”, respectively.

b.	Freightos operates a leading, vendor-neutral global freight pricing, booking and procurement platform Freightos’ platform digitalizes freight execution by transforming manual, fragmented processes into seamless, connected, and data-driven digital workflows. Freightos delivers integrated capabilities including procurement, pricing, quoting, booking, customs clearance, payments, and market intelligence across air, ocean, and road freight.

Freightos operates its business through two segments – Solutions  and Platform. The Solutions segment provides software tools and data to help industry participants automate their pricing, sales, and procurement processes. The Platform segment provides digitized price quoting, booking and payments while considering actual capacity among global freight participants.

c.	The Group has the following subsidiaries as of June 30, 2026:

Freightos Hong Kong Limited (“Freightos-HK”), a wholly-owned subsidiary of the Company, was incorporated in Hong-Kong on January 10, 2012. Freightos-HK is principally engaged in the provision of business interface and fronting services to its Israeli affiliate.

Freightos Ltd. (the “Israeli subsidiary”), a wholly-owned subsidiary of the Company (directly and indirectly through Freightos-HK) was incorporated in Israel on August 8, 2012 and started its operations on that date. Currently, the Israeli subsidiary owns most of the technology and intellectual property of the Group.

Freightos Software Development and Data Services Ltd. (the “Palestinian subsidiary”), a wholly-owned subsidiary of the Company (whose shares are partially held in trust for the Company), was registered on January 18, 2012 in Ramallah, within the Palestinian Authority. The Palestinian subsidiary’s main activity is the development of certain software and know-how related to the Group’s offering of software and services, and customer and technical support.

Freightos Inc. (the “US subsidiary”), a wholly-owned subsidiary of the Company, was incorporated in Delaware in the United States on May 28, 2015. The US subsidiary is engaged in rendering billing services on behalf of the Israeli subsidiary and holds the membership interests of 9T Technologies LLC and the shares of Clearit Customs Services, Inc. (see below).

Freightos, S.L.U. (formerly: Web Cargo S.L.U) (the “Spanish subsidiary”), a wholly-owned Spanish subsidiary of the Company, was acquired in August 2016. The Spanish subsidiary operates as a low-risk distributor for certain of the Group’s products and services, as well as a contracted research and development, and other related services, service provider for the Israeli subsidiary.

Freightos Information Technology (Shanghai) Co., Ltd. (the “China subsidiary”), a wholly-owned subsidiary of Freightos-HK, was established on January 17, 2018, in the People’s Republic of China. The China subsidiary engages in providing certain customer and technical support services to the Group.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL (Cont.)

Freightos India Private Limited, a wholly-owned subsidiary of Freightos-HK, was established on March 13, 2019, in India, to act as a low-risk distributor of certain of the Group’s products and services in India.

9T Technologies LLC. (“7LFreight”), a wholly-owned subsidiary of the US subsidiary, organized in the US, was acquired through a business combination closed on December 30, 2021. 7LFreight is a software company that seeks to provide a competitive edge to air freight forwarders by optimizing rate management tasks.

Clearit Customs Brokers Inc. (“Clearit-CA”), a wholly-owned subsidiary of the Company, was established in June 2021 in Canada to acquire certain assets as part of a business combination completed on February 16, 2022. Clearit-CA is engaged in the business of providing online customs clearance and brokerage services in Canada.

Clearit Customs Services, Inc. (“Clearit-US”), a wholly-owned subsidiary of the US subsidiary, incorporated in the US, was acquired through a business combination completed on February 16, 2022. Clearit-US is engaged in the business of providing online customs clearance and brokerage services in the US.

Freightos S.àr.l. (formerly: Shipsta S.àr.l.) (the “Luxembourg subsidiary”), a wholly-owned subsidiary of the Israeli subsidiary, incorporated in Luxembourg, was acquired through a business combination closed on August 16, 2024. The Luxembourg subsidiary develops and sells leading freight tender procurement platform used to procure freight at scale from leading freight forwarders and carriers.

d.	These interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of June 30, 2026, the Company had an accumulated deficit of $232,275. During the six months ended June 30, 2026, Freightos incurred a loss of $8,089 and negative cash flow from operating activities of $5,985. Freightos management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date these financial statements are issued. During the six months ended June 30, 2026, the Company implemented a restructuring plan. Further details are disclosed in Note 9, “Reorganization”.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The unaudited interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard (“IAS”) 34 - “Interim Financial Reporting”.

The Group’s unaudited interim consolidated financial statements as of , and for the six months ended, June 30, 2026 (“interim financial statements”) should be read in conjunction with the audited consolidated financial statements of Freightos as of , and for the year ended, December 31, 2025 which have been prepared in accordance with IFRS.

b.	Significant accounting policies:

The significant accounting policies, presentation and methods of computation adopted in the preparation of these interim financial statements are consistent with those followed in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2025.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: — FAIR VALUE MEASUREMENT

The carrying amounts of cash and cash equivalents, user funds, trade receivables, short-term bank deposit, other receivables, trade payables, user accounts and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the Company’s warrants liability was valued using the market price of the instrument, which is listed on the Nasdaq Capital Market under the symbol “CRGOW”.

The following table presents the fair value measurement hierarchy for the Group’s financial instruments assets and liabilities carried at fair value:

	Fair value hierarchy (unaudited)
As of June 30, 2026:	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other receivables and prepaid expenses - hedge instrument	$—	$37	$—	$37
Liabilities measured at fair value:
Accrued expenses and other short-term liabilities - shares payable	$(24)	$—	$—	$(24)
Warrants liability	$(702)	$—	$—	$(702)

	Fair value hierarchy (unaudited)
As of December 31, 2025:	Level 1	Level 2	Level 3	Total
Assets measured at fair value:
Other receivables and prepaid expenses - hedge instrument	$—	$67	$—	$67
Liabilities measured at fair value:
Accrued expenses and other short-term liabilities - shares payable	$(36)	$—	$—	$(36)
Warrants liability	$(2,223)	$—	$—	$(2,223)

There were no transfers from Level 1 to Level 2 during the reporting periods.

NOTE 4: — ACCRUED EXPENSES AND OTHER SHORT-TERM LIABILITIES

	June 30, 2026	December 31, 2025
	(unaudited)
Employees and payroll accruals	$2,321	$1,831
Accrued expenses	765	710
Deferred revenues	3,106	2,842
Consideration payable in connection with a business combination	124	139
Other	586	395
	$6,902	$5,917

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: — EQUITY

a.	Composition of share capital:

		Issued and		Issued and
	Authorized	outstanding	Authorized	outstanding

	June 30, 2026		December 31, 2025
	(unaudited)
Ordinary shares of $0.00001 par value per share	350,000,000	52,073,485	350,000,000	51,376,890
Preferred shares of $0.00001 par value per share	1,000,000	—	1,000,000	—

b.	Movement in issued and outstanding share capital:

Number of shares
Balance as of January 1, 2026	51,376,890
Issuance of ordinary shares	10,000
Vested RSU’s	487,977
Exercise of options for ordinary shares	198,618
Balance as of June 30, 2026	52,073,485

c.	Rights attached to shares:

The holders of ordinary shares are entitled to receive dividends only when, as and if declared by the Board of Directors and are entitled to one vote per share at general meetings of the Company. All ordinary shares rank equally regarding the Company’s residual assets.

NOTE 6: — SHARE-BASED PAYMENT

In May 2022 the Company established the Freightos 2022 Long-Term Incentive Plan.

The fair value of share options, granted in the periods of the six months ended June 30, 2026 and 2025, was estimated using the Black- Scholes option pricing model with the following assumptions:

	For the period of
	six months ended
	June 30,
	2026	2025
	(unaudited)	(unaudited)
Weighted average expected term (years)	4.00-5.78	5.40-5.84
Interest rate	3.68%	4.15%
Volatility	46.19%-47.59%	51.77%-52.68%
Dividend yield	0%	0%

The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: — SHARE-BASED PAYMENT (Cont.)

The share-based compensation expense was recorded in the statement of profit or loss and other comprehensive loss as follows:

	For the period of
	six months ended
	June 30,
	2026	2025
	(unaudited)	(unaudited)
Cost of revenue	$221	$180
Research and development	404	411
Selling and marketing	298	461
General and administrative	810	456
	$1,733	$1,508

The changes in number of outstanding options to purchase ordinary shares during the six-month periods ended June 30, 2026 and 2025 were as follows:

	For the period of six months
	ended June 30,
	2026 (unaudited)		2025 (unaudited)
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
		$		$
Options at beginning of the period	3,890,646	4.13	4,197,242	3.35
Granted	310,060	9.68	11,420	0.01
Exercised	(198,618)	1.02	(487,808)	1.08
Forfeited	(532,397)	4.05	(170,703)	4.13
Options outstanding at end of the period	3,469,691	4.80	3,550,151	3.62
Options exercisable at end of the period	2,457,738	3.87	2,854,560	3.59

Based on the above inputs, the weighted average fair value of the options granted in the six - month periods ended June 30, 2026 and 2025, was determined to be $0.23 and $2.77 per option, respectively.

The weighted average remaining contractual life for the share options outstanding as of June 30, 2026 and December 31, 2025 was 5.27 years and 5.78 years, respectively.

The range of exercise prices for share options outstanding as of June 30, 2026 and as of December 31, 2025 was $0.01 — $15.00.

As of June 30, 2026 and 2025, there was $391 and $343, respectively, of total unrecognized compensation cost related to unvested options which is expected to be recognized over a weighted-average period of 1.31 and 1.22 years, respectively.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: — SHARE-BASED PAYMENT (Cont.)

The changes in number of outstanding restricted share units during the six-month periods ended June 30, 2026 and 2025 were as follows:

	For the period of six months
	ended June 30
	2026 (unaudited)		2025 (unaudited)
		Weighted-		Weighted-
	Number	average fair	Number	average fair
	of Units	value	of Units	value
		$		$
Units at beginning of the period	3,318,272	2.47	2,521,360	2.01
Granted	462,254	1.99	1,099,650	2.10
Vested	(487,977)	2.45	(380,404)	2.54
Cancelled	(651,226)	2.41	(314,242)	2.11
Units outstanding at end of period	2,641,323	2.35	2,926,364	1.96

As of June 30, 2026 and 2025, there was $2,248 and $2,871, respectively, of total unrecognized compensation cost related to unvested restricted share units which is expected to be recognized over a weighted-average period of 1.68 and 2.19 years, respectively.

NOTE 7: — COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2026, the Group had issued one bank guarantee to secure certain obligations it has in respect of a lease agreement of its offices in Israel, for a total secured amount of $118, and one bank guarantee in the amount of $20 to secure certain obligations it has in respect of a commercial agreement with a certain airline.

Three long-term deposits in the total amount of $359 were pledged by the Israeli Subsidiary in favor of Israeli banks to secure certain activity with the banks, mainly the Group’s hedging activity and the guarantee issued in respect of its lease agreement of its offices in Israel.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: — OPERATING SEGMENTS

a.	General:

The Group’s operating segments are identified on the basis of information that is reviewed by the chief operating decision maker (the “CODM”) to make decisions about resources to be allocated and to assess their performance. Accordingly, for management purposes, the Group is organized into two operating segments based on the products and services of the business units, as follows:

1.	Solutions segment. Freightos provides software tools and data to help the freight industry participants automate their pricing, sales, and procurement processes. Revenue includes recurring subscriptions for SaaS or data and certain non-recurring revenue from professional services that enable a user to implement and use the SaaS solution.
2.	Platform segment. Freightos provides digitalized price quoting, booking and payments while considering actual capacity among global freight participants (the users). The transactional platforms enable freight forwarding companies to procure capacity from carriers, and enable importers and exporters to procure services from freight forwarders, or occasionally, directly from carriers. Revenue is transactional type fees generated from specific freight-service transactions booked between buyers and sellers on Freightos’ Platform. Platform segment revenue includes also the transactional type revenue from digital customs brokerage services provided by Clearit.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions, and exclude share-based compensation charges as those charges are not considered in the internal operating plans and measurement of the segment’s financial performance.

b.	The following table presents revenue, depreciation and amortization, selling and marketing expenses and operating loss per segment:

	Solutions	Platform	Unallocated *	Total
For the period of six months ended June 30, 2026 (unaudited)
Subscriptions	$9,131	$—	$—	$9,131
SaaS-related professional services	434	—	—	434
Transactional Platforms fees	—	5,282	—	5,282

Total revenue	$9,565	$5,282	$—	$14,847
Depreciation and amortization	$932	$753	$—	$1,685
Selling and Marketing	$3,918	$2,287	$298	$6,503
Operating loss	$(3,034)	$(1,592)	$(5,147)	$(9,773)

For the period of six months ended June 30, 2025 (unaudited)
Subscriptions	$8,805	$—	$—	$8,805
SaaS-related professional services	822	—	—	822
Transactional Platforms fees	—	4,756	—	4,756

Total revenue	$9,627	$4,756	$—	$14,383
Depreciation and amortization	$1,007	$758	$—	$1,765
Selling and Marketing	$3,415	$3,660	$461	$7,536
Operating loss	$(2,385)	$(3,430)	$(3,380)	$(9,195)

*Unallocated includes corporate expenses, reorganization expenses and share-based compensation.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: — OPERATING SEGMENTS (Cont.)

For the six-month periods ended June 30, 2026 and 2025, no single Solutions customer or Platform user accounted for 10% or more of the Group’s consolidated revenue.

c.	The Group’s geographic information on revenue is as follows:

	Solutions	Platform	Total
For the period of six months ended June 30, 2026 (unaudited)
Europe	$4,755	$128	$4,883
Hong Kong	154	2,373	2,527
United States	3,946	1,653	5,599
Other	710	1,128	1,838
	$9,565	$5,282	$14,847

For the period of six months ended June 30, 2025 (unaudited)
Europe	$4,228	$114	$4,342
Hong Kong	161	2,250	2,411
United States	4,138	1,268	5,406
Other	1,100	1,124	2,224
	$9,627	$4,756	$14,383

The Group’s revenue from its Solutions segment is classified based on the location of the customers.

The Group’s revenue from its Platform segment is classified to its business in the location of the billing entity. This classification is independent of where the user resides or where the user is physically located while using the Group’s services.

As of June 30, 2026 and December 31, 2025, the carrying amounts of non-current assets (property and equipment, right-of-use assets, and intangible assets) are mainly in Canada, the U.S., Luxembourg, Israel, Hong Kong and Spain.

NOTE 9: — REORGANIZATION

In March 2026, Freightos announced and implemented an operational efficiency and cost reduction restructuring plan. These cost-savings initiatives and efficiencies included reducing headcount by approximately 50 employees, or about 14% of the team. This cost reduction plan is intended to enable Freightos to improve operating efficiency.

As a result of the restructuring plan, the Company recognized reorganization expenses of $1,527 during the six months ended June 30, 2026. These expenses were recognized in the statements of profit or loss as follows: $39 within cost of revenue and $1,488 within operating expenses.

As of June 30, 2026, the Company had a provision of $456, associated with the restructuring plan. The provision is expected to be substantially utilized during the remainder of 2026.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: — LOSS PER ORDINARY SHARE

The following tables detail the number of shares and loss used in the computation of basic and diluted loss per share for the six-months ended June 30, 2026 and 2025:

	Number of shares
	For the period of
	six months ended
	June 30,
	2026	2025
	(unaudited)	(unaudited)
Weighted number of ordinary shares(*)	51,681,609	50,084,401

	For the period of
	six months ended
	June 30,
	2026	2025
	(unaudited)	(unaudited)
Loss attributed to holders of ordinary shares	$8,089	$8,777
(*)	The computation of diluted loss per share did not take into account potential ordinary shares (detailed below) due to their anti-dilutive effect:
a.	6,111,014 and 6,476,515 shares underlying equity incentive grants to employees, directors and consultants outstanding as of June 30, 2026 and 2025, respectively, under the Company’s share-based compensation plan.
b.	14,850,000 warrants outstanding as of each of June 30, 2026 and 2025.
c.	99,303 ordinary shares that were issued as part of the acquisition of the Luxembourg subsidiary and are subject to certain restrictions, which were retained for customary holdbacks and net working capital adjustment.

FREIGHTOS LIMITED AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: — RELATED PARTIES

a.	Related parties consist of 10 directors (including the current CEO and the former CEO, whose employment terminated on January 31, 2026, and whose term on the Board ended on February 28, 2026) serving or who served for a period of time during the six months ended June 30, 2026 on the Company’s Board of Directors and 8 key officers (including the current CEO and the former CEO).
b.	Benefits to directors:

	For the period of
	six months ended
	June 30,
	2026	2025
	(unaudited)	(unaudited)

Compensation to directors not employed by the Group or on its behalf	$259	$45
Share-based payments to directors not employed by the Group or on its behalf	414	64
	$673	$109
Number of directors who received the above compensation from the Group	7	5

c.	Compensation of key management personnel of the Group recognized as an expense during the reporting period:

	For the period of
	six months ended
	June 30,
	2026	2025
	(unaudited)	(unaudited)
Short-term employee benefits	$867	$698
Share-based payments	288	369
	$1,155	$1,067
Number of key officers	8	7

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